August 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: David Link

Re: Spherix Incorporated Revised Preliminary Proxy Statement on Schedule 14A Filed July 31, 2013 File No. 000-05576

Ladies and Gentlemen:

    The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated August 8, 2013 (the "Comment Letter") relating to the Revised Preliminary Proxy Statement on Schedule 14A filed July 31, 2013 (the "Schedule 14A") by Spherix Incorporated (the “Company”).

    The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

    General

    1.  Please revise your book value per share disclosure in response to prior comment 2 to reflect the issuance of shares of common stock in the merger on a fully diluted basis, in addition to the disclosure presented.

    Response:

    The Company has revised the book value per share disclosure to reflect the issuance of shares of common stock in the merger on a fully diluted basis.

***

    The Company hereby acknowledges the following:

   ●  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ●  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ●  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner
Harvey Kesner
Interim Chief Executive Officer
cc:
James Baker, Esq.
Tara Guarneri-Ferrara, Esq.